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                                               Filed by Broadbase Software, Inc.
      Pursuant to Rules 165 and 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                       Subject Company: Broadbase Software, Inc.
                                                 Commission File No.: 000-026789




Kana and Broadbase Merge

Market Leaders Unite to Increase Lead in the Rapidly Expanding Enterprise Relationship Management Market

REDWOOD CITY, Calif. & MENLO PARK, Calif.--(BUSINESS WIRE)--April 9, 2001--Kana Communications, Inc. (NASDAQ:KANA) the leading provider of enterprise relationship management (eRM) solutions and Broadbase Software, Inc., (NASDAQ:BBSW), the leading provider of Intelligent Customer Interaction(TM) solutions, today announced the signing of a definitive merger agreement. The agreement is subject to shareholder approval and is expected to close in the third quarter. The combined company will be called Kana Software, with Chuck Bay as President and CEO and Jay Wood as Chairman of the Board of Directors. Shareholders of Broadbase will receive 1.05 shares of Kana for each share of Broadbase exchanged.

"Customers are demanding a relationship management solution that creates extraordinary relationships. This requires the combination of analytics, knowledge, marketing and service with a scalable e-Business platform," said Jay Wood, CEO and Chairman of Kana Communications. "When we look at the combined strengths of the Kana and Broadbase product offerings, we have a unique and unbeatable eRM solution."

"The new Kana eRM solution enables companies to acquire, retain and grow profitable and loyal relationships," said Chuck Bay, President and CEO of Broadbase Software. "Kana advances the ability of Global 2000 organizations to provide intelligent, profitable interactions that deliver rapid return on investment."

The combination of Kana and Broadbase will have a powerful base of more than 1,300 customers, including Fortune 500 companies, such as: American Express, Bank of America, Boeing, British Airways, Cisco, Fidelity Investments, Ford, General Motors, Hewlett-Packard, MCI, Microsoft, Nokia, Sprint and United Airlines. As evidenced by these world-class customers, Kana is in an outstanding position in the eRM market.

Kana and Broadbase will host a joint conference call Monday, April 9, 2001 to discuss the merger. The call will begin at 5:15 a.m. (PDT) / 8:15 a.m. (EDT), and can be accessed by calling domestically 888-793-1728 or internationally 212-993-0206. A replay webcast will be available at www.kana.com and www.broadbase.com following the conclusion of the call.
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About Broadbase

Broadbase Software is the leading provider of customer-focused analytic, marketing automation and e-service software applications that analyze customer data from multiple touch points, and use that information to execute marketing campaigns, improve online merchandizing and content, increase site stickiness and personalize all customer interactions. Broadbase has provided critical e-commerce infrastructure to more than 500 customers, including ADP, BEA Systems, Cisco Systems, Compaq Computers Ltd., Credit Suisse, Eddie Bauer, EDS, Fidelity Investments, Hewlett Packard, Kodak, Palm Computing, Polycom, United Airlines and Verizon. Headquartered in Menlo Park, CA, Broadbase has a rapidly growing global presence with locations throughout North America, Europe and Asia.

About Kana Communications Inc.

Kana Communications, Inc. (NASDAQ:KANA), a leading provider of Web-architected enterprise relationship management (eRM) solutions, delivers a broad range of world-class, integrated e-business and interaction applications with a modular and scalable platform for both Internet and Global 2000 companies. Kana solutions deliver personal portals that offer customers, partners and the enterprise a global view of their communications and relationships. This global view includes managing the full set of communications channels such as e-mail, Web, chat, instant message, VOIP, phone and person-to-person, as well as e-business and communications applications to integrate the marketing, sales and service functions. This full-service suite enables e-Businesses to compete and succeed in today's customer-driven economy.

Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc. All other company and product names may be trademarks of their respective owners.

Broadbase and Intelligent Customer Interaction are trademarks of Broadbase Software, Inc. All other product and company names may be trademarks of their respective companies.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

Information in this release that involves Kana and Broadbase's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risk and uncertainties. All forward-looking statements included in this release are based upon information available to Kana and Broadbase as of the date of this release, and Kana and Broadbase assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from Kana and Broadbase's current expectations. Factors which could cause or contribute to such differences include, but are not limited to, slowing economic conditions; lack of market acceptance of the companies products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by competitors; and inability to attract and retain qualified employees. These and other factors and risks associated with Broadbase's business are discussed in Broadbase's recent filings with the

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Securities and Exchange Commission ("SEC"), including its annual report on Form
10-K filed on March 23, 2001.

Forward Looking

This document includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Kana and Broadbase. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.

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Contact:

  Broadbase Software, Menlo Park
  Lorraine Daignault, 508/353-3357
  ldaignault@broadbase.com
  or
  Kana Communications, Redwood City
  Daphne Alden, 415/602-0058
  daphne@kana.com
  or
  PAN Communications
  Jennifer Meyer/Ken Peters, 978/474-1900
  broadbase@pancomm.com


Additional Information and Where to Find It

Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Broadbase Software expects to mail a Proxy Statement/Prospectus to stockholders of Broadbase Software containing information about the merger. Investors and security holders of Broadbase Software are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Kana Communications,

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Broadbase Software, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase Software by directing a request through the Investor Relations portion of Broadbase Software's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana Communications and Broadbase Software file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana Communications and Broadbase Software at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of BroadBase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.

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